Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-167807 April 16, 2012

Investor Question: Gold or Gold Miners?

Excerpt: With the current macro environment supporting gold prices for the foreseeable future, Russ answers a common question from investors: gold or gold miners?

By Russ Koesterich

The Federal Reserve may be the best friend gold investors ever had.

The most important factor for gold is actually not inflation or the dollar, but rather the level of real interest rates. In fact, the relationship between gold and real rates is so critical that since 1990, the level of real rates explains roughly 60% of the annual performance of gold.

Gold generally does best in an environment in which real rates are low to negative as this means no opportunity cost to holding gold. Since 2003 – when gold began its long-term outperformance – we have been in just such an environment. Real long-term yields have averaged 1.3%, half of their long-term average, and over the past year, real rates have fallen into negative territory.

And given that the Fed has made it clear that monetary conditions will remain accommodative for the foreseeable future, the low to negative real rates that have supported gold for most of the last decade will likely stay in place.

So what does this mean for investors? It’s important to keep in mind that despite gold’s expense and the current cheap valuations of gold mining company stocks, gold miners are not a good substitute for physical gold from an asset allocation perspective.

First, while it’s true that miners and gold tend to be highly correlated, these are different asset classes. As a commodity, gold is diversifying to a portfolio. Second, over the long term, gold has been a much better inflation hedge. Third, while many investors believe that miners are due for a spell of outperformance given their recent under performance versus the metal, miners have actually been trailing gold since 2003. Finally, real rates have historically had little to no impact on equity returns.

As such, I wouldn’t advocate selling gold to buy gold miners, and I continue to advocate maintaining a strategic allocation to gold through funds that access the physical metal such as the iShares Gold Trust (NYSEARCA: IAU).

Source: Bloomberg

Past performance does not guarantee future results. Diversification and asset allocation may not protect against market risk.

iShares Gold Trust (“Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

Investing involves risk, including possible loss of principal. The iShares Gold Trust (“Trust”) is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held by the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price not at net asset value (“NAV”). Brokerage commissions will reduce returns.

Shares of the Trust are intended to reflect, at any given time, the market price of gold owned by the Trust at that time less the Trust’s expenses and liabilities. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

Following an investment in shares of the Trust, several factors may have the effect of causing a decline in the prices of gold and a corresponding decline in the price of the shares. Among them: (i) Large sales by the official sector. A significant portion of the aggregate world gold holdings is owned by governments, central banks and related institutions. If one or more of these institutions decides to sell in amounts large enough to cause a decline in world gold prices, the price of the shares will be adversely affected. (ii) A significant increase in gold hedging activity by gold producers. Should there be an increase in the level of hedge activity of gold producing companies, it could cause a decline in world gold prices, adversely affecting the price of the shares. (iii) A significant change in the attitude of speculators and investors towards gold. Should the speculative community take a negative view towards gold, it could cause a decline in world gold prices, negatively impacting the price of the shares.

Shares of the iShares Gold Trust are not deposits or other obligations of or guaranteed by BlackRock, Inc., and its affiliates, and are not insured by the Federal deposit Insurance Corporation or any other governmental agency.

BlackRock Asset Management International Inc. (“BAMII”) is the sponsor of the Trust. BlackRock Investments, LLC (“BRIL”), assists in the promotion of the Trust. BAMII and BRIL are affiliate of BlackRock, Inc.

Investing involves risk, including possible loss of principal.

The strategies discussed are strictly for illustrative and educational purposes and should not be construed as a recommendation to purchase or sell, or an offer to sell or a solicitation of an offer to buy any security. There is no guarantee that any strategies discussed will be effective. The information provided is not intended to be a complete analysis of every material fact respecting any strategy. The examples presented do not take into consideration commissions, tax implications or other transactions costs, which may significantly affect the economic consequences of a given strategy.

The information provided is not intended to be tax advice. Investors should be urged to consult their tax professionals or financial advisors for more information regarding their specific tax situations.

BlackRock does not provide tax advice. Please note that (i) any discussion of U.S. tax matters contained in this communication cannot be used by you for the purpose of avoiding tax penalties; (ii) this communication was written to support the promotion or marketing of the matters addressed herein; and (iii) you should seek advice based on your particular circumstances from an independent tax advisor.

This material represents an assessment of the market environment at a specific time and is not intended to be a forecast of future events or a guarantee of future results. This information should not be relied upon by the reader as research or investment advice regarding the funds or any security in particular.

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